

August 26, 2010

Barney A. Richmond
Chairman and Chief Executive Officer
Vanguard Energy Group, Inc.
601 Seafarer Circle Suite 402
Jupiter, FL 33477

      Re: Vanguard Energy Group, Inc.
            Item 4.01 Form 8-K/A
            Filed August 24, 2010
            File No. 000-51422

Dear Mr. Richmond:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed August 24, 2010

1. Please revise to remove the table located under the explanatory note. Please note that responses to comments should be filed as correspondence, not disclosed in the body of your filing.

2. We reviewed your response to our comment one. Your response did not address our comment, thus the comment will be reissued. We note that the PCAOB revoked the registration of your former independent accountant. In order to comply with Item 304(a)(1)(i) of Regulation S-K, please revise to clearly state whether your former accountant resigned, declined to stand for re-election or was dismissed, and the specific date (e.g. dismissed on August 5, 2010).

3. We reviewed your response to our comment three. Your response did not address our comment, thus the comment will be reissued. Please revise to disclose if you had any disagreements with your former accountant <u>through the date</u> of resignation, declination or dismissal as required by Item 304(a)(1)(iv) of Regulation S-K (e.g. through the interim period ended August 5, 2010).

4. We note that you have not been able to obtain an Exhibit 16 letter from your former accountant. Please provide us with your basis for such statement. If your former accountant has refused to provide you with such letter, please revise to disclose this.

5. In connection with responding to our comments, please provide, in writing, a statement from you acknowledging that:
    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    If you have any questions, please call me at (202) 551-3727.

                                                    Sincerely,

                                                    Jamie Kessel
                                                    Staff Accountant